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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               Huffy Corporation
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                                (Name of Issuer)


                    Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                   444356109
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                                 (CUSIP Number)

                        Daniel Gilbert and David Katzman
                          c/o Camelot Ventures, L.L.C.
                        20555 Victor Parkway, Suite 100
                            Livonia, Michigan  48152
                                 (734) 805-5100
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                      N/A
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 444356109
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Daniel Gilbert
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    [ ]

    (b)    [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    BK, AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States of America
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    768,900
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    768,900
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     768,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 444356109
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    David Katzman
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    [ ]

    (b)    [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    BK, AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States of America
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    768,900
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    768,900
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     768,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 444356109
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Camelot Ventures, L.L.C.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    [ ]

    (b)    [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    BK
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    State of Michigan
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    768,900
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    768,900
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     768,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 444356109


ITEM 1. SECURITY AND ISSUER.


         The title of the class of equity securities to which this statement relates is Common Stock, par value $1.00 per share ("Common Stock"), of Huffy Corporation, an Ohio corporation ("Huffy"). The address of Huffy's principal executive offices is 225 Byers Road, Miamisburg, Ohio 45342.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Daniel Gilbert, David Katzman and Camelot Ventures, L.L.C., a manager-managed Michigan limited liability company ("Camelot"), who are collectively referred to in this Schedule as the "Reporting Persons" and individually as a "Reporting Person". Daniel Gilbert and David Katzman are the managers and sole and equal members of Camelot. Each of Daniel Gilbert's and David Katzman's present principal occupation or employment is private investor. Camelot's principal business is being a private venture capital firm. Daniel Gilbert's principal business address is 20555 Victor Parkway, Livonia, Michigan 48152. David Katzman's and Camelot's principal business address is 20555 Victor Parkway, Suite 100, Livonia, Michigan 48152.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Daniel Gilbert and David Katzman are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Camelot acquired beneficial ownership of the Common Stock it holds through a brokerage account at UBS PaineWebber Inc. (the "Brokerage Account"), using the proceeds of its revolving credit facility from Comerica Bank (the "Revolving Credit Facility"). The Brokerage Account is subject to a client agreement between Camelot and the brokerage firm (the "Client Agreement"). From time to time, the brokerage firm may extend margin credit to Camelot under the terms of the brokerage account. No margin loans have been made through the Brokerage Account to acquire the Common Stock reported in this schedule as beneficially owned by the Reporting Persons.

         The Revolving Credit Facility is provided to Camelot pursuant to a Promissory Note and a Side Letter, both dated May 15, 2003, between Camelot and Comerica Bank (together, the "Loan Agreement"). Under the Loan Agreement, Comerica Bank may, but is not obligated to, lend Camelot amounts it requests from time to time, up to $30,000,000, if no default exists. Amounts outstanding under the Revolving Credit Facility must be repaid on or before May 15, 2004. The principal amount outstanding bears interest, at Camelot's election, either
(1) at

CUSIP No. 444356109


Comerica Bank's Prime Rate less 3/4%, or (2) at a reserve adjusted eurodollar rate plus 1.25%. The Revolving Credit Facility is guaranteed by Daniel Gilbert and David Katzman. As of December 8, 2003, Camelot had $19,400,000 in borrowings under the Revolving Credit Facility.

         Camelot used $4,420,351 to acquire the Common Stock reported in this schedule as beneficially owned by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

         This amendment is being filed to report a decrease in percentage ownership of Common Stock by the Reporting Persons solely as a result of an increase in Huffy's reported outstanding Common Stock.

         The Reporting Persons acquired the Common Stock beneficially owned by them for investment purposes, because they believe that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of Huffy's underlying business and assets. As a substantial shareholder of Huffy, the Reporting Persons expect and intend to explore and be receptive to opportunities to enhance the value of the Common Stock beneficially owned by the Reporting Persons.

         In addition, the Reporting Persons may encourage Huffy to explore strategic alternatives to increase shareholder value and, depending on Huffy's response, may consider pursuing such alternatives on their own or with third parties. However, the Reporting Persons currently have no specific plans or proposals with respect to these matters.

         Subject to market conditions and other factors that the Reporting Persons may deem material to their investment decisions, each of the Reporting Persons may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. Each of the Reporting Persons intends to review on a continuing basis various factors relating to his or its investment in Huffy, including Huffy's business and prospects, the price and availability of Huffy's securities, subsequent developments affecting Huffy, other investment and business opportunities available to the Reporting Person, his or its general investment and trading policies, market conditions or other factors. Based on these factors, each of the Reporting Persons may determine to dispose of some of all of his or its Common Stock, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by Huffy), distribution to members of Camelot, gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Persons pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Each Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he or it determine such acquisition or disposal is not in his or its best interests at that time.

         Other than as described above, none of the Reporting Persons has any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him or it of securities of Huffy, (b) any extraordinary corporate transaction, such as a merger, reorganization

CUSIP No. 444356109


or liquidation, involving Huffy or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Huffy or any of its subsidiaries, (d) any change in the present Board of Directors or management of Huffy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Huffy's present capitalization or dividend policy, (f) any other material change in Huffy's business or corporate structure, (g) any changes in Huffy's Amended Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition of control of Huffy by any person, (h) causing a class of securities of Huffy to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Huffy's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of December 8, 2003 are as follows:

                                                Number                   Percent*
                                                ------                   --------
         Daniel Gilbert                         768,900   **                   4.8%
         David Katzman                          768,900   **                   4.8%
         Camelot                                768,900   **                   4.8%

* Based on the 16,167,572 shares of Common Stock reported as outstanding as of October 31, 2003 in Huffy's Quarterly Report on Form 10-Q for the quarter ended September 27, 2003.

** Includes 768,900 shares held in the Brokerage Account by Camelot. Daniel Gilbert and David Katzman are the managers and sole and equal members of Camelot, and, therefore, share voting and investment power over the shares of Common Stock Camelot holds. The Reporting Persons might constitute a group, although the Reporting Persons disclaim the existence of a group.

         (b) Camelot has sole voting and investment power over the 768,900 shares of Common Stock owned by it. Daniel Gilbert and David Katzman, as the managers and equal members of Camelot, share voting and investment power over the 768,900 shares of Common Stock owned by Camelot.

         (c) The Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e) The reporting person ceased to be the beneficial owner of five percent of the Common Stock when Huffy issued sufficient shares so that its outstanding shares of Common Stock exceeded 15,378,000. Huffy's Quarterly Report on Form 10-Q for the quarter ended

CUSIP No. 444356109


March 29, 2003 reported 14,714,333 shares of Common Stock outstanding as of April 9, 2003. Huffy's Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 reported 15,613,047 shares of Common Stock outstanding as of July 31, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Camelot is a party to the Brokerage Agreement and the Loan Agreement described in Item 3. Camelot also has an informal arrangement with two of its employees, Nicholas J. Pyett and Steve Cicurel, to pay each of them a bonus equal to 1% of the profit realized upon the sale of the Common Stock. Daniel Gilbert and David Katzman and first cousins and the sole managers and sole and equal members of Camelot.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Agreement of Joint Filing among the Reporting Persons, dated as of June 9, 2003, incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on June 9, 2003.

         99.2 Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on June 9, 2003.

         99.3 Promissory Note and Side Letter, both dated as of May 15, 2003, between Camelot Ventures, L.L.C. and Comerica Bank, incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on June 9, 2003.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 9, 2003                             /s/ DANIEL GILBERT
                                            ------------------------------------
                                                     Daniel Gilbert


Dated:  December 9, 2003                             /s/ DAVID KATZMAN
                                            ------------------------------------
                                                     David Katzman

Dated:  December 9, 2003                    CAMELOT VENTURES, L.L.C.


                                            By:      /s/ DAVID KATZMAN
                                               ---------------------------------
                                                    David Katzman
                                                    Its:  President and Manager